News Release

Brookfield Asset Management to Acquire Portfolio
of Hydroelectric Generating Assets and Development Projects in Brazil

Toronto, July 12, 2007– Brookfield Asset Management Inc. (NYSE/TSX:BAM) announced today that it has agreed to acquire, through its Brazil-based subsidiary, Brascan Energética S.A. (BESA), a portfolio of hydroelectric generating facilities and greenfield hydro development opportunities located in Southeast Minas Gerais from Energisa S.A. (Energisa) for R$292.9 million (US$150 million).

The portfolio consists of 11 operating hydroelectric stations with a combined generating capacity of 45 megawatts (MW) and a 188 MW pipeline of greenfield hydro projects. With this acquisition, BESA’s installed capacity in Brazil of renewable hydro will increase from 248 MW to 293 MW and its development pipeline to almost 700 MW. All the power produced by the operating plants is sold under long-term power purchase agreements.

"These high-quality generating facilities represent an excellent opportunity to enhance our position as a leading hydroelectric power producer in Brazil," commented Richard Legault, Managing Partner of Brookfield Asset Management and COO of Brookfield Power.  "These assets complement our existing portfolio of operating assets and provide a valuable pipeline of greenfield hydroelectric projects that will enable us to expand our geographic footprint in the growing Brazil market."

Brookfield has been active in the development of hydroelectric power facilities in Brazil and over the last five years, constructed and commissioned six facilities totaling 119 MW. Brookfield currently has under development another five hydroelectric facilities totaling 106 MW.

The transaction is conditional on approvals of regulatory agencies and other customary closing conditions and is expected to close before the end of October 2007.

About Brookfield

Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has over US$70 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. (www.brookfield.com).   Brascan Energética operates within Brookfield Power, which comprises the power generating, distribution and marketing operations of Brookfield Asset Management Inc. Brookfield Power has over 140 hydroelectric power generating stations, 1 pumped storage facility, 1 wind farm and 2 thermal plants with over 3,800 megawatts of capacity (www.brookfieldpower.com).

Contacts:

For more information about Brookfield, please visit these websites at www.brookfield.com, www.brookfieldpower.com or contact:

Media	Denis Couture SVP, Government and Media Relations and International Affairs Tel: 416-956-5189 Email: dcouture@brookfield.com
Investors	Katherine Vyse SVP, Investor Relations and Communications Tel: 416-369-8246 Email: kvyse@brookfield.com

Note: This press release contains forward-looking information and other “forward-looking statements”, within the meaning of certain securities laws including Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this release, in other filings with Canadian regulators or the Securities and Exchange Commission or in other communications. These forward-looking statements include, among others, statements with respect to the outcome of the proposed acquisition of the power generating assets of Energisa.

Conditional verbs such as “will” are predictions of or indicate future events, trends or prospects and do not relate to historical matters.  Although Brookfield believes that the outcome of the proposed acquisition of Energisa power assets  expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors.

Factors that could cause the actual outcome to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in Brazil;  receipt of regulatory approvals; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission and other documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks”.

We caution that the forgoing list of important factors that may affect future results is not exhaustive. When relying on our forward looking statements to make decisions with respect to Brookfield, investors and others should carefully consider the forgoing factors and other uncertainties and potential events.  The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.